Exhibit 99.9
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended September 30, 2005
News Channel NDTV
Interviewee:
•	Suresh Senapaty — Executive Vice President, Finance & CFO

•	Sudip Banerjee, President — Enterprise Solutions

•	Girish Paranjpe, President — Financial Solutions

•	Dr A L Rao, President — Technology Solutions & COO

•	Suresh Vaswani, President — Wipro Infotech, Technology Infrastructure Services, Global Testing Services & Enterprise Application Services
NDTV
Good morning and welcome. Thank you for joining us. Dr Rao, could you please throw some light going forward on the outlook. For your results have been good.
A. L. Rao
Going forward we also see good momentum for growth. The growth came from the financial services, from the technology services, from the differentiated service lines that we have in infrastructure management and testing markets. We see good growth going forward also across all verticals.
NDTV
Suresh Senapaty, if you can answer this question... and I ma gloing to break this question into two. If you can comment on the billing rates: do you expect a stability or uptake in billing rates
Suresh Senapaty
Absolutely. We see the stability in the billing rates, but first of all, I think like Dr. Rao said the growth has been very good compared last quarter’s guidance that we gave; we had about $430.7 million growth, 11% volume growth, the highest people add of 4575 ever in the IT services business, the highest per month billed the last quarter, and the customer add has been very good with 37, 10 of them are Fortune 1000 customers. The number of million dollar customer accounts have gone up from 177 to 201. The number of customers having the billing rate or run rate of more than 10 million has gone up by 8 in the last quarter. And the practices like the infrastructure support services, the testing services, the financial solutions, Europe geography, as well as the certain verticals within in the enterprise space has given us double digit growth. So given this our outlook for quarter three has been very good. The guidance is about 7.5% despite higher number of holidays for quarter three, and that will be primarily from volume that we are looking forward to and also we are looking at much more stable billing rates.
NDTV
You have talked about the salary hike in this quarter. How much impact will that have?
Suresh Senapaty
We said that we are giving a compensation increase effective November 1st pertaining to offshore salaries, offshore employees. Offshore employees constitute about 18-20% of our total revenue as a cost. So that increase of about 12% will be felt for two months of the quarter 3 and then the full impact will be felt in the quarter four. The increase is an average of about 12%, so it will impact the margin by about 1.5% in the current quarter, which is quarter three. But having got the momentum, we think that there are multiple other levers with us either in the form of utilization or in the form onsite/offshore mix or in terms of mix of people that we have. We think we should be able to sustain the operating margin that we delivered in quarter two in a very very narrow range so far as quarter three is concerned. Therefore overall the volume growth should be reflected in terms of our overall growth numbers.

NDTV
Margin have gone up but billing rates have reduced. Where is this jump in margins coming form
Suresh Senapaty
What we are saying is that, if you look at the last six quarters, most of the quarters we have got price increases. In quarter one of this year, we had got a price increase in the onsite by 2.2% and 1.4% in offshore. One of the larger component of that was results of a risk reward deal we did with one of customers. We had articulated that and you saw the correction of that 2.2 % increase in quarter 1 which got -2.1% in Q2.
Margin expansion primary was multiple factors. WE got advantage because of bulge mix, foreign exchange... highest growth in terms of volume growth we had some down side vis-a vis visa expenses, tuoilisation drop when we had the highest number of people added. but going forward we will sustain the margins.
NDTV
You have added 4500 people but that is perhaps a tad lower than what your competitors have done. And I am assuring that it includes the people add in BPO too. what kind of signals does that give?
Suresh Senapaty
4575 people add is only in IT services that is highest compares with 3000 net people added we had in q1. So it is very very nice for us to have growth in people add. And that has been reflected in terms of people month also... net net if you look at people add and the person month billed, we have got into a little bit of benefit on that as reflected in OM.
NDTV
Mr. Vaswani, can you shed light on outlook for your business and comment on the OM
Suresh Vaswani
I manage the IT practices in the global IT business that includes the testing service and TIS part of Global IT service. These are strong differentiators for us.
In TIS, we had a great quarter with sequential growth of 12% and YoY growth of 68%. We added close to 500 people in this business. As you know we are the pioneers in remote delivery business and global delivery model. The size of business in terms of people is 2400 people. We continue to invest in this business in terms of processes, technology and frame works to enhance our value proposition for customers.
The Testing services, which is another differentiated services for Wipro, had a great quarter with 20% sequential growth, 80% yoy growth. 930 net people added, the size opf the business in terms of people is 3700 people, we added 900 people. The size of business makes us the largest testing outfit in the country if not in the world. These are the two differentiated services for WT which are our key growth drivers. We do test consultancy, test automation, specialized testing services. Today we offer comprehensive test management for customers. These are two differentiated businesses for wipro, which have been growth drivers.
In Wipro Infotech, we have had a great quarter with a growth of 32% yoy and profit growth has been 36%. We won two significant outsourcing contracts in the domestic market in the last quarter.
NDTV

Suresh we keep asking you about billing rates as if it is one homogenous commodity....What are the billing rates specific verticals, what are the billing rates and where are you seeing pressures and where are the growths.
Suresh Senapaty
I think billing rates in value added services tend to be much more superior, than they are in existing kind of services in terms of Technology infrastructure business, consultancy... those are the growth drivers are for us.. they are the growth drivers for us. More and more projects integrated into BPO and IT as and when this goes up, it tends to be better in terms of price realization. As and when this it tends to have much better in terms
NDTV
Girish, can you comment on off shore and on shore billing rates and how much pressure do you see on cost side, specifically due to salary hikes.
Girish Paranjpe
Billing rates have stabilized and we have been able to convince long standing customers to give a slight upside for our rates. Ultimately it is a market dynamics wages are bound to go up., what we have to do is to off set this by productivity... our value we deliver to them and manage our cost pressures. Wages are bound to go up. but we try to manage by growing utilization, improve over all mix of people and improve off shore productivity. those are the factors that we use to maintain our margins.
NDTV
Sudip can you comment on billing rates, can you give numbers if possible on off shore and onsite rates?
Sudip Banerjee
Pretty much it was answered by girish. On shore and off shore rates have remained steady... in ffact it has moved up in a large range. Other than the one time low that we saw in Billing rates they have remained steady. one time slow down last quarter other than that we have seen an upside. rates will remain steady or keep moving up in a large narrow range.
We have lot of existing contract with customers who have been with us for 3-4 years and many of them are coming for renewal this quarter and we have been able to convince them to give slightly higher rates.
As far as new contracts are coming, both on the off shore and on shore we find that they are coming at little better prices that we have been getting. that is reflected in terms in terms of the guidance we have given where we should be over all 7.5% increase over the numbers we have delivered in Q2, in terms of guidance and enterprise solutions pretty much follows the pattern in terms of the growth.
NDTV
For the guidance of 463 Mn dollars, what is your assumption in terms of existing clients, in terms of price ramp up?
Suresh Senapaty
For Q2 the revenue from new customers we got was 1.7%. In the first year, because the definition of new customers is the one who has been added from 1st of April, look at fourth quarter we exceeded about 7-8% in terms of revenues coming from new customers, which is not large. But it tends to ramp up in year 2, If you look at price realization they are little better for new customers primarily because there is a bias for value added services that happens. There fore as and when mix of business changes it does reflect in terms of hybrid rates that we get.
Girish Paranjpe

There is also the advantage mark to market. when new customers come we are able to convince them about it. with existing customers we cannot do it always, We have to do it when it come s for renewal. Which may not happen annually, but once in 2-3 years... that is why there is a little lag in correcting those billing rates form ecxsgtiing customers.
NDTV
Second half visibility is much stronger in terms of visibility you got from customers in first half
Girish
Most of them follow calendar year. In this quarter most of them are in the process of finalizing their annual plans for next year. calendar. I would say by the end of this this quarter we will get a senses where they are headed, where their spends are intended, which are the areas where they want to use our services. We will get a good direction of where which direction the market is headed.
Suresh Senapaty
To supplement, if you look at the guidance we had for last quarter which was 6% and we have delivered much better, this quarter the guidance is 7.5%. despite higher number of holidays. That means we are not necessarily seeking price increase, Which means it will be a volume increase and a 7.5 % growth. Basically to say that optimism for current quarter is higher than what we have seen in Q1 and Q2.
Sudip Banerjee
To add our optimism is extremely strong. we had a extremely strong quarter highest ever quarter in terms of billed person month that is what is giving us the confidence to talk about the guidance that we have given despite number of holidays that will come into Q3.
NDTV
What rupee assumption are you working on? every rupee appreciation or depreciation how much does it affect...
Suresh Senapaty
Every rupee every rupee appreciation or depreciation by one percentage point does impact margin by about 40 basis point WE have a hedged position of about 530 Mn dollar as on September 30. we are fully hedged for the current quarter and the balance is spread over the quarter after next and so do not think we can participate in the rupee depreciation that is seen in their current quarter. We are policy which is fairly dynamic and we will be able to protect our margin as much as